EXHIBIT 12.2

Mid-America Apartments, L.P.
Computation of Ratio of Earnings to Fixed Charges
(Dollars in thousands)

	Years ended December 31,
	2013	2012	2011	2010	2009
Earnings:
Income from continuing operations	$37,277	$61,204	$28,702	$22,833	$23,290
Equity in (income) loss of unconsolidated entities	(338)	223	593	1,149	816
Income from continuing operations before equity in (income) loss of unconsolidated entities	36,939	61,427	29,295	23,982	24,106
Add:
Distribution of income from investments in unconsolidated entities	9,768	12,164	1,402	1,735	120
Fixed charges, less preferred distribution requirement of consolidated subsidiaries	81,067	63,807	60,441	56,257	56,804
Deduct:
Capitalized interest	2,089	2,318	1,156	66	252
Total Earnings (A)	$125,685	$135,080	$89,982	$81,908	$80,778
Fixed charges and preferred dividends:
Interest expense	$75,915	$57,937	$56,383	$53,564	$54,178
Amortization of deferred financing costs	3,063	3,552	2,902	2,627	2,374
Capitalized interest	2,089	2,318	1,156	66	252
Total Fixed Charges (B)	$81,067	$63,807	$60,441	$56,257	$56,804
Preferred dividends, including redemption costs	—	—	—	11,698	12,865
Total Fixed Charges and Stock Dividends (C)	$81,067	$63,807	$60,441	$67,955	$69,669

Ratio of Earnings to Fixed Charges (A/B)	1.6 x	2.1 x	1.5 x	1.5 x	1.4 x
Ratio of Earnings to Fixed Charges and Preferred Dividends (A/C)	1.6 x	2.1 x	1.5 x	1.2 x	1.2 x